FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	February	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated February 24, 2006 (“RIM Provides Update on Patent Litigation Proceedings")	Page No 2

Document 1

February 24, 2006

RIM Provides Update on Patent Litigation Proceedings

All Patents Remaining In Dispute Have Been Rejected

Waterloo, Ontario — Research In Motion (RIM) (NASDAQ:RIMM)(TSX:RIM) confirmed today that it has received a copy of a Final Office Action issued by the U.S. Patent and Trademark Office (the “Patent Office”) in the ex parte reexamination of NTP, Inc. Patent #5,436,960. This Final Office Action maintains the outright and complete rejection of all claims in the patent.

All of the 3 patents remaining in dispute in the NTP vs. RIM litigation have now been rejected based in part on prior art not considered in the 2002 trial in the United States District Court for the Eastern District of Virginia.

Although NTP may appeal, the rejections reflect the final opinion of the Patent Office’s Central Reexamination Unit that the 3 patents at issue in this case are invalid.

The final rejections were all based on multiple grounds, required unanimous agreement from a panel of 3 senior patent examiners and are expected to withstand all future appeals by NTP.

1)     Patent #6,317,592 contains 6 of the 9 claims at issue in this case and all 6 claims were rejected in the Patent Office ruling disclosed by RIM on February 1, 2006.

2)     Patent #6,067,451 contains 2 of the 9 claims at issue in this case and both claims were rejected in the Patent Office ruling disclosed by RIM on February 22, 2006.

3)     Patent #5,436,960 contains the last of the 9 claims at issue in this case and that claim was rejected in the Patent Office ruling disclosed today.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including e-mail, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ:RIMM) and the Toronto Stock Exchange (TSX:RIM). For more information, visit www.rim.com or www.blackberry.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to RIM’s plans and expectations regarding its dispute with NTP. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Such forward-looking statements are subject to a number of risks and uncertainties, including, in particular, the inherent uncertainty regarding the outcome of any litigation, and the risks and uncertainties and potential outcomes that are described in the risk factors titled “The Company May Infringe on the Intellectual Property Rights of Others” and the other risks described in the “Risk Factors” section of RIM’s Annual Information Form for fiscal 2005, which is included in its Annual Report on Form 40-F for fiscal 2005, and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months and nine months ended November 27, 2005 (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Contact Information:
Media Contact:
Brodeur for RIM
Marisa Conway
+1 (212) 771-3637
mconway@brodeur.com

RIM Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	February 27, 2006	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller